

02035022

P.E 5-1-02

0-20115

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002 Commission File Number 0-20115

METHANEX CORPORATION

(Translation of Registrant's name into English)


SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH, D.C. 164 SECTION

1800 Waterfront Center, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

(Check One:) Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One:) Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-___.

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CRGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION



Date: May 15, 2002

By: ______________________

Name: Randy Milner

Title: Assistant General Counsel and Corporate Secretary

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Exhibit Index

Exhibit No.	Description
1.	Press Release dated May 14, 2002 regarding Methanex webcasting their Annual General Meeting on May 23, 2002.

NEWS RELEASE


METHANEX

A *Responsible Care®* Company
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX TO WEBCAST ANNUAL GENERAL MEETING MAY 23, 2002

May 14, 2002

Methanex Corporation will webcast its upcoming Annual General Meeting as well as remarks by President and CEO, Pierre Choquette. The meeting will be held in Vancouver, British Columbia on Thursday, May 23, 2002 at 10:30 a.m. (PDT).

Mr. Choquette's remarks will include a review of Methanex's results and performance over the past year, a discussion of the short-term outlook for the Company and the methanol industry and commentary on strategy and future initiatives.

Webcast services will be provided by CCNMatthews. The webcast can be accessed from the Methanex website at www.methanex.com in the Investor Centre section under "Corporate Events."

Methanex is the world's largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq National Market in the United States under the trading symbol "MEOH."

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For further information, contact:
Chris Cook
Manager, Investor Relations